Exhibit 99.1

Ballard announces multiple orders totaling over 6 MW of fuel cell engines for European bus market

VANCOUVER, BC, Dec. 20, 2024 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced orders from two bus manufacturers to supply over 90 fuel cell engines, representing approximately 6.4 megawatts (MW) of total rated power, for the European and UK city bus market.

"We are excited with the continued growth of our bus OEM partnerships and our continued progress on customer platform wins and repeat business," said David Mucciacciaro, Chief Commercial Officer at Ballard. "These orders further validate the benefits of fuel cells as a zero-emission alternative to diesel engines and the ability of Ballard engines to deliver the demanding performance requirements of city buses."

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product deliveries, customer deployments, and customer benefits and market adoption of our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

Further Information

Ballard Power Systems:
Sumit Kundu – Manager, Investor Relations & Finance +1.604.453.3517 or investors@ballard.com

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

CO: Ballard Power Systems Inc.

CNW 07:30e 20-DEC-24